UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 4 May, 2007

ASX & MEDIA RELEASE
4 MAY, 2007

NOVOGEN CONSUMER PRODUCTS FACILITY

Following an extensive review of capacity, quality, and technical capabilities ASX listed pharmaceutical company, Novogen Limited advises it will source its worldwide requirements for isoflavones for use in the production of its consumer products Promensil and Trinovin from a red clover extraction facility in Switzerland.

With patents surrounding Promensil and Trinovin having been granted in most major territories there is no longer a need for Novogen to have in-house isoflavone extraction facilities in order to protect its Intellectual property in this area. Accordingly, it is now open to the Company to source its red clover isoflavones from the most economic and technically advanced extraction facilities which combine the high product standards that Novogen requires.

As a result of the new supply arrangements, the existing Wyong isoflavone extraction facility will be decommissioned and the property sold.

The Wyong extraction facility was opened 10 years ago and was the first red clover extraction unit in the world. By owning and operating its own facility Novogen ensured that its intellectual property was secure, and the quality of the active ingredient was of the highest standards. In the intervening decade however the product and manufacturing patents covering Promensil and Trinovin have been proceeding to grant through the patent offices around the world.

Christopher Naughton, CEO of Novogen said “ We are dedicated to providing quality products and this development in our manufacturing systems will ensure that the commitment continues and that consumers receive Novogen products of the highest quality supported by clinical proof of efficacy and safety.”

“The new arrangements will also allow Novogen to free up cash resources and reduce working capital through a more efficient supply chain” he said.

About Novogen

Novogen Limited (Nasdaq: NVGN) is an Australian biotechnology company which has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders. Novogen’s isoflavone products are marketed globally and the Company coordinates and manages its research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in Australia and key international locations.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.